Exhibit 11
INTERNATIONAL PAPER COMPANY
STATEMENT OF COMPUTATION OF PER SHARE EARNINGS (c)
(Unaudited)
(In millions, except per share amounts)

In millions, except per share amounts	2014	2013	2012
Earnings (loss) from continuing operations	$568	$1,704	$717
Discontinued operations	(13)	(309)	77
Net earnings (loss)	555	1,395	794
Effect of dilutive securities (a)	—	—	—
Net earnings - assuming dilution	$555	$1,395	$794
Average common shares outstanding	427.7	443.3	435.2
Effect of dilutive securities (a)
Restricted stock performance share plan	4.2	4.5	5.0
Stock options (b)	0.1	0.3	—
Average common shares outstanding - assuming dilution	432.0	448.1	440.2
Earnings (loss) per common share from continuing operations	$1.33	$3.85	$1.65
Discontinued operations	(0.03)	(0.70)	0.17
Net earnings (loss) per common share	$1.30	$3.15	$1.82
Earnings (loss) per common share from continuing operations - assuming dilution	$1.31	$3.80	$1.63
Discontinued operations	(0.02)	(0.69)	0.17
Net earnings (loss) per common share - assuming dilution	$1.29	$3.11	$1.80

(a) Securities are not included in the table in periods when antidilutive.
(b) Options to purchase 0.0 million, 0.0 million and 9.1 million shares for the years ended December 31, 2014, 2013 and 2012, respectively were not included in the computation of diluted common shares outstanding because their exercise price exceeded the average market price of the Company's common stock for each respective reporting date.
(c) Attributable to International Paper Company common shareholders.